UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5 )

SEVERN BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81811M100
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1.         Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
            Melvin E. Meekins, Jr.

2.        Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.         SEC Use Only

4.         Citizenship or Place of Organization
United States of America

    5.           Sole Voting Power:                                                244,644  3
    Number of
    Shares              6.           Shared Voting Power:                                            320,090 1 2
    Beneficially
    Owned by         7.           Sole Dispositive Power:                                          244,644 3
    Each
    Reporting           8.           Shared Dispositive Power:                                     320,090 1 2
    Person With

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
      564,734

10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     NONE

11.      Percent of Class Represented by Amount in Row (9)
      5.6% 4

12.      Type of Reporting Person (See Instructions)
       IN

1 Includes 2,100 shares held by the ESOP, for which Mr. Meekins is a co-trustee, which were not allocated to the accounts of participants as of December 31, 2009.
2  Includes 317,990 shares jointly owned by Mr. Meekins and his wife.
3  Includes 9,375 shares of common stock issuable upon the conversion of Series A Non-Cumulative Convertible Preferred
   Stock (“Series A Preferred Stock”) held by Mr. Meekins.
4  Based on 10,066,679 shares outstanding as of December 31, 2009 and shares that would be outstanding upon exercise of options and conversion of Series A Preferred Stock owned by Mr. Meekins.

Item 1.            (a)           Severn Bancorp, Inc.
(b)           200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Item 2.            (a)           Melvin E. Meekins, Jr.
(b)           200 Westgate Circle, Suite 200, Annapolis, Maryland 21401
(c)           Maryland
(d)           Common
(e)           81811M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.            Ownership

(a)           564,734
(b)           5.6%
(c)        (i)            244,644
(ii)            320,090
(iii)           244,644
(iv)           320,090

For more information, see the response to 5, 6, 7, 8, 9, and 11 on Page 2.

Item 5.            Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2010
Date

/s/ Melvin E. Meekins, Jr.
Melvin E. Meekins, Jr.